UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Trading Players, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  September 28, 2015

Physical address of issuer
1974 Villard Street, B, Eugene, OR 97403

Website of issuer
https://www.tradingplayers.com/

Address of counsel to the issuer for copies of notices
Frederick C. Phillips
605 C St., Ste 300
San Diego, CA 92101
Email: fcp@philaw.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Issuer shall pay to the Intermediary, at the conclusion of the Offering, a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of shares of preferred stock of the Issuer that is equal to two percent (2%) of the total number of shares of preferred stock sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
46,296

Price (or method for determining price)
$1.08

Target offering amount
$49,999.68

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

2

Maximum offering amount (if different from target offering amount)
$1,069,999.20

Deadline to reach the target offering amount
April 3, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end (December 31, 2021)	**Prior fiscal year-end (December 31, 2020)**
Total Assets	$30,938	$2,576
Cash & Cash Equivalents	$24,938	$2,576
Accounts Receivable	$0.00	$0.00
Short-term Debt	$94,655	$171,765
Long-term Debt	$722,902	$525,365
Revenues/Sales	$1,168	$0.00
Cost of Goods Sold	$176,805	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$948,189	-$267,306

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 2, 2022

FORM C

Up to $1,069,999.20

Trading Players, Inc.



Series Seed Preferred Stock

   This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Trading Players, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series Seed Preferred Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $49,999.68 and up to $1,069,999.20 from investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.44 per investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

   The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the

Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the offering, the Issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of shares of preferred stock of the issuer that is equal to two percent (2%) of the total number of shares of preferred stock sold by the issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.44	$5.02	$95.42
Aggregate Minimum Offering Amount	$49,999.68	$2,499.98	$47,499.70
Aggregate Maximum Offering Amount	$1,069,999.20	$53,499.96	$1,016,499.24

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering. MicroVenture Marketplace Inc. will receive a number of shares of preferred stock of the issuer that is equal to two percent (2%) of the total number of shares of preferred stock sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.tradingplayers.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2)

filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 2, 2022.

The Company has certified that all the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY

OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.tradingplayers.com/.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Trading Players, Inc. (the "Company") is a Delaware Corporation, formed on September 28, 2015.

The Company is located at 1974 Villard Street, B, Eugene, OR 97403-2052.

The Company's website is https://www.tradingplayers.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Trading Players has developed a fantasy sports stock market game, where customers can purchase virtual "shares" of athletes in a season-long trading contest. Trading Players plans to generate revenue from subscriptions and later from advertising. Customer funds are held in a separate subsidiary bank account and are not comingled with the Company operating account.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$49,999.68 Principal Amount
Total Shares of Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	47,222 *Includes 926 shares issued to Intermediary.*
Maximum amount of Series Seed Preferred Stock being offered	$1,069,999.20 Principal Amount
Total Shares of Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	2,204,789 *Includes 19,815 shares issued to Intermediary and 1,194,234 shares issued upon conversion of convertible notes.*
Purchase price per Security	$1.08
Minimum investment amount per investor	$100.44
Offering deadline	April 3, 2023
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 47 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a history of losses, and our future profitability is uncertain. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have incurred losses since we began our company and we will continue to have losses in the future as we incur additional expenses to execute our business plan, fuel our potential growth and conduct further research and development. We expect to make significant expenditures to commercialize our testing platform, further develop our business and make technology enhancements. We will have to begin to generate and sustain and increase revenues to achieve or maintain profitability. We may not generate sufficient revenues to achieve or maintain profitability in the future. We may incur significant losses in the future for several reasons, including those discussed in other risk factors and factors that we cannot foresee. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We need to continue as a going concern if our business is to succeed.
Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short and long term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business, results of operations, and financial condition may be adversely impacted by the ending of the coronavirus (COVID-19) pandemic.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. As a means for the public to watch, share and socialize in a virtual setting, the Company's business actually benefits from the conditions surrounding social distancing and the avoidance of large, public gatherings that result from the Coronavirus (COVID-19) outbreak. Therefore, counter to most other business sectors, the Company could be materially and adversely affected if/when situations change with respect to the resumption of public gatherings. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern abate in the near-term, the Company's operations may be adversely affected.

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved online fantasy games and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource several our non-core functions and operations.

In certain instances, we rely on single or limited, service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including product outages, and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

In general, demand for our products and services may be correlated with general economic conditions.

All of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We or third-party affiliates collect and store sensitive data of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations, and we devote significant resources to protecting our information by outsourcing the most sensitive information and storage task to companies with special expertise in this area.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and

other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.
Our payment processors and disbursement partners have experienced service outages and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed, and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.
Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

Changes in federal and / or state government regulation could adversely impact our business.
The skill-based wager industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our peer-to-peer wager platform is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our platform is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make

individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Defects or errors in our application could result in loss of revenue or harm to our reputation.
Our application is complex and, despite extensive testing and quality control, may contain undetected or perceived bugs, defects, errors, or failures. From time to time we have found defects or errors in our application and we may discover additional defects in the future. We may not find defects or errors in new or enhanced software before release and these defects or errors may not be discovered by us or our customers until after they have used the application. We have in the past issued, and may in the future need to issue, corrective releases or updates of our application to remedy bugs, defects and errors or failures. The occurrence of any real or perceived bugs, defects, errors, or failures could result in:

- lost or delayed market acceptance of our application;
- delays in payment to us by customers;
- injury to our reputation;
- diversion of our resources;
- loss of competitive position;
- claims by customers for losses sustained by them;
- breach of contract claims or related liabilities;
- increased customer support expenses or financial concessions; and
- increased insurance costs.

Any of these problems could harm our business.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

If our existing customers or users do not increase their usage of our software, or we do not add new customers, the growth of our business may be harmed.
Our application includes a multitude of broad and deep design, optimization, and analysis functionalities. In order to grow, we must increase our customers usage of our applications and functionalities and add new customers continuously.

Our future success depends, in part, on our ability to increase the:

- number of customers and users accessing our software;
- usage of our software to address expanding design, engineering, computing and analytical needs; and/or
- number of our applications and functionalities accessed by users and customers through our licensing model.

If we fail to increase the number of customers or users and/or application usage among existing users of our application, our ability to license additional software will be adversely affected, which would harm our operating results and financial condition.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Steven Hubbard, Kenneth Pendleton, and Joseph Fugarino who are CFO, CEO and CMO, respectively. The Company has or intends to enter into employment agreements with Steven Hubbard, Kenneth Pendleton, and Joseph Fugarino, although there can be no assurance that it will do so or that they will continue to be employed by the

Company for a particular period of time. The loss of Steven Hubbard, Kenneth Pendleton, Joseph Fugarino, or any key member of the Company could materially affect the Company business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and copyrights in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. To protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary right. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Steven Hubbard, Kenneth Pendleton, and Joseph Fugarino in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies in the event of his death or disability. Therefore, if Kenneth Pendleton were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary and are not required to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process

evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in government regulation could adversely impact our business.
The internet/entertainment industry is subject to extensive legislation and regulation at the federal and state level. Additionally, our Trading Players game is subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that the Trading Players athlete fantasy stock market are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Federal law exempts fantasy sports contests from the prohibitions of the Unlawful Internet Gambling Enforcement Act, or UIGEA. At the state level, legislation and regulation vary state-to-state. In recent years, many state legislatures have passed laws confirming and clarifying the legality of daily fantasy sports contests. Trading Players monitors legal developments and works to maintain compliance with the laws in any jurisdiction where it operates.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as video-on-demand, online based content delivery, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our delivery sys. If we fail to adapt our distribution methods and

content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

Our success depends on consumer acceptance of our content, and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, and market this content.

We also obtain a significant portion of our content from third parties, such as, sports organizations, and other suppliers. Entering into or renewing contracts for such information rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from this content will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to content on acceptable terms, or at all, our businesses may be adversely affected.

Risks Related to the Securities

The shares of Series Seed Preferred Stock will not be freely tradable in the foreseeable future. Both federal securities law and regulations and state securities laws regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our shares of Series Seed Preferred Stock. Because our shares of Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our shares of Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares of Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the shares of Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits

carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors' confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Purchasers will grant a proxy to vote their Securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters submitted to a vote of the stockholders of the Company. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

By signing an irrevocable proxy in connection with the purchase of the Securities, you will grant a proxy to the intermediary or its affiliate to vote the Securities on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a shareholder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of Series Seed Preferred Stock will be subject to dilution.

If the Company conducts subsequent Offerings of a Series of Preferred Stock or Securities convertible into shares, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series Seed Preferred Stock.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Trading Players is a fantasy sports stock market game where customers can buy and sell virtual shares of professional athletes. Each athlete has a real cash value that rises or falls in every game they play; with the value of their shares measured by both the fantasy points they earn from on-the-field-performance, as well as supply and demand for their respective shares from other users on the platform.

Business Plan

The company has developed the platform to incorporate multi-strategy portfolio construction, akin to a stock market portfolio, and allows user play around the clock. By adding these components, taking a customer-centric approach, and charging a subscription fee rather than commissions, Trading Players believes it is building a new game; one that appeals to a wider set of potential users with the potential to become a dominant and disruptive player in the growing fantasy sports market.

History of the Business

The company was first founded as an Oregon limited liability company, Trading Players LLC, on January 3, 2012. Trading Players Inc. (DE) was incorporated in the state of Delaware on September 28, 2015. Trading Players LLC was administratively dissolved and converted to Trading Players Inc. on November 5, 2015.

The Company's Products and/or Services

Product / Service	Description	Current Market
Athlete "stock" trading	Customers can buy and sell virtual shares of athletes for profit or loss on the Trading Players platform	Trading Players will provide its platform in all states where it is legal to operate online gaming services, which currently are 37 states and the District of Columbia

The Company intends to develop and offer fantasy trading markets for athletes within the PGA, NFL, MLB, NBA, NHL, EPL, and potentially many other sports including competitions where participants may not be considered athletes, like a video gaming contest, for example.

The game is distributed via our website and played online and/or via a mobile application.

Competition

The Company's primary direct competitors are fantasy sports sites including Mojo, Jock MKT, DraftKings (NASDAQ: DKNG), PredictionStrike, and FanDuel.

Customer Base

Trading Players anticipates attracting customers from other fantasy sports, traditional stock market traders, gamblers, and perhaps most importantly from general sports fans who have found other fantasy sports games too be complicated compared to the enjoyment they get from playing. The Company has gone to great lengths to make the game fun for all, eliminating the "shark, minnow" problem of many competing offerings.

Intellectual Property

Trademark

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5853524	Trademark	TRADING PLAYERS	6/5/2015	9/3/2019	United States

Governmental/Regulatory Approval and Compliance

Federal law exempts fantasy sports contests from the prohibitions of the Unlawful Internet Gambling Enforcement Act, or UIGEA. At the state level, legislation and regulation vary state-to-state. In recent years, many state legislatures have passed laws confirming and clarifying the legality of daily fantasy sports contests. Trading Players monitors legal developments and works to maintain compliance with the laws in any jurisdiction where it operates. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1974 Villard Street, B, Eugene, OR 97403.

The Company currently conducts business in Alabama, Alaska, California, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Kentucky, Maine, Massachusetts, Minnesota, Mississippi, Missouri, Nebraska, New Hampshire, New Mexico, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Texas, Utah, Virginia, West Virginia, Wisconsin, Wyoming, and the District of Columbia.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,499.98	5.00%	$53,499.96
Working Capital	95.00%	47,499.70	0.00%	$0.00
Payroll	0.00%	$0.00	25.63%	$274,260.00
Contract Development	0.00%	$0.00	23.31%	$249,437.00
Legal	0.00%	$0.00	5.47%	$58,507.00
Office/Admin	0.00%	$0.00	5.22%	$55,867.00
Marketing	0.00%	$0.00	35.37%	$378,428.24
Total	**100.00%**	**$49,999.68**	**100.00%**	**$1,069,999.20**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of shares of preferred stock of the issuer that is equal to two percent (2%) of the total number of shares of preferred stock sold by the issuer in the Offering.

The company has the discretion to alter the use of proceeds based on changes in general economic conditions or business conditions.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors & Officers

The directors or managers and officers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Trading Players Positions	Employment History for Past Three Years	Education & Qualifications
Kenneth Pendleton	CEO, Director	Trading Players, Chief Executive Officer September 2015 - Present. Responsibilities: • Overall business strategy • Fundraising • Hiring • Oversees product development and business operations RamJack West, Consultant. June 2020- February 2021. Responsibilities: • Designing and implementing the installation of new CRM system • Leading the daily IT meeting • Analyzing job performance for sales and production personnel • Analyzing cost effectiveness of different marketing campaigns • Analyzing cost effectiveness of jobs/contracts based on multiple variables.	PhD Philosophy University of Oregon
Steven Hubbard	CFO, Director	Trading Players, Chief Financial Officer, September 2015 – Present. Responsibilities: • Business strategy • Financial management • Operational guidance • Compliance • Accounting	Bachelors Finance San Jose State University, CA

		• Budgeting and forecasting Stem Holdings, Inc., Chief Financial Officer. October 2016 - Present. Responsibilities: • Business Strategy • Financial management • Operational guidance • Budgeting and forecasting CEO, Stem Holdings, Inc., Chief Executive Officer. December 2021 – March 2022. Responsibilities: • Overall business strategy • Fundraising • Hiring • Product development • Business operations	
Joseph Fugarino	CMO, Director	Trading Players, Chief Marketing Officer September 2015 – Present. Responsibilities: • Marketing strategy and implementation • Development of creative IP and content • Collaborating with talent, production companies / agencies, • Guidance with creative development, production, planning, tech development & marketing strategy Confidential Client, Entertainment and Marketing Consultant. 2021 – Present, Responsibilities: • Provides guidance with content • Develops and leads creativity on certain projects Confidential Client, Entertainment and Marketing Consultant. 2020 – Present. Responsibilities: • Leading and engaging in partnerships with prospective content creators • Scouting potential licensing deals	Bachelors Marketing Penn State University

		Confidential Client, Entertainment and Marketing Consultant. 2020 – Present. Responsibilities: - Marketing - Strategic guidance - Media planning Confidential Client, Entertainment and Marketing Consultant. 2019 – Present. Responsibilities: - Development of creative IP - Matches partners and agencies with talent for prospective deals Confidential Client, Entertainment and Marketing Consultant. 2019 – Present. Responsibilities: - Leads content development projects - Scouts creative IP for production and sales Fugarino Consulting, Consultant. May 2008 – Present. Responsibilities: - Development of creative IP and content - Collaborating with talent, production companies, agencies and creators on prospective projects - Provides guidance with creative development, partnerships, production, planning, tech development & marketing strategy	
Rod Taylor	Product Manager, Director	Trading Players Inc., through Switchback Partners, Product Manager. September 2020 – Present. Responsibilities: - IT - Product management - Project management - Product development - DevOps and QA Lifestep Therapy Technologies Inc., Director and CEO. May 2020 – Present. Responsibilities: - Business consulting - Product development - Software design	Some college

		Covestec Inc., Information Technology Specialist. August 2019 – Present. Responsibilities: • Corporate IT • Compliance • Product implementation • QA ID Funds, Inc., Contractor. August 2019 – Present. Responsibilities: • Product management • Product development • Project management It's Hearsay LLC, Manager. 2018 – Present. Responsibilities: • Business consulting • QA • Design of software and hardware products Black Box Stocks, Product Development. 2016 – Present. Responsibilities: • Product management • QA • Project management NeuroLogix, Inc., Advisor. August 2015 – Present. Responsibilities: • Advisor on operations • Compliance • IT • QA Switchback Partners, LLC, Partner. February 2015 - Present. Responsibilities: • Project management • Specification • Compliance • IT Lagniappe Labs, Operations Manager. January 2015 - June 2018. Responsibilities: • Business development • Operations • Product development Bot2Bot LLC, Principal. May 2009 – Present. Responsibilities:	

		- Research and development - Product development - Software and Hardware design	
Andy Dillow	Director	Trading Players Inc., Director. 2015 – Present. Responsibilities: - Management oversight - General business strategy guidance - Governance The Intern Group Ltd., Chief Strategy Officer. September 2015 – Present, Responsibilities: - Strategic leadership on rolling out key projects - Oversaw operational budgets - Lead global teams & driving cost savings and profitability	Bachelors Economics University of Wales, Cardiff
Frederick Phillips	Secretary	Trading Players, Secretary. August 2014 – Present. Responsibilities: - Authoring, revising, and reviewing investment documents - Drafting board and shareholder actions - Advising and drafting language for vendor contracts and account-related issues Frederick C. Phillips, APC, President. July 2014 – Present. Responsibilities: - Sole attorney - Practices general corporate law and business litigation	JD from Stanford University Active license from State Bar of California

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 contract employees/contractors in Oregon, California, Texas, and Massachusetts.

The Company has the following employment/labor agreements in place:

Contract Employee	Description	Effective Date	Termination Date
Kenneth Pendleton	CEO	10/1/2022	indefinite
Steven Hubbard	CFO	10/1/2022	indefinite
Joseph Fugarino	CMO	10/1/2022	indefinite
Brad Swearingen (via Switchback Partners LLC)	Technology Consultant	10/1/2022	indefinite
Rod Taylor (via Switchback Partners LLC)	Product Manager	10/1/2022	indefinite
David Galas	Data Analytics	10/1/2022	indefinite
Elsa Johnson	Database Engineer	10/1/2022	indefinite
Chris Stephenson	Sr. Manager Customer Experience	10/1/2022	indefinite
Dylan West	QA and Product IT	10/1/2022	indefinite
Jordan Jackmon	SW Engineer	10/1/2022	indefinite
Jason Allman	Market Maker	10/1/2022	indefinite

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following securities:

Type of security	Common Stock
Amount authorized	10,000,000
Amount outstanding	5,350,843
Voting Rights	Each holder of outstanding shares of Common Stock is entitled to one (1) vote for each outstanding share of Common Stock held. One investment group has a right to one seat on the board of directors.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	69.82%

Type of security	Common Stock Options
Amount authorized	1,190,998
Amount outstanding	1,118,498
Voting Rights	Option holders have no voting rights until options are exercised and paid and common shares issued.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	None, Percentage interest in Company by security holders in this offering will not be diluted by the number of new common shares issued pursuant to such exercise, as these shares were included in the calculation of share outstanding.

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	14.59%

Type of security	Convertible Notes *conversion at $1M equity financing, no val cap*
Principal Outstanding	$10,000
Interest rate	10%
Valuation Cap	None
Maturity date (range)	April 15, 2023
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Securities issued in the Offering will be diluted upon the conversion of these notes into shares of preferred stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.24%
Other Material Terms	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $1,000,000, then at the option of the Company, the outstanding principal amount of this note and any unpaid accrued interest shall convert into equity securities sold in the equity financing at a conversion price equal to 80% of the price of the securities sold.

Type of security	Convertible Notes *conversion at $750K equity financing, $1.00 val cap*
Principal Outstanding	$35,000
Interest rate	10%
Valuation Cap	$1.00 per share
Maturity date (range)	April 15, 2023

Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Securities issued in the Offering will be diluted upon the conversion of these notes into shares of preferred stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.65%
Other Material Terms	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $750,000, then at the option of the Company, the outstanding principal amount of this note and any unpaid accrued interest shall convert into equity securities sold in the equity financing at a conversion price equal to the lesser of (i) 80% of the price of the securities sold, or (ii) $1.00 per share.

Type of security	Convertible Notes *conversion at $400K equity financing, $0.90 val cap*
Principal Outstanding	$343,000
Interest rate	10%
Valuation Cap	$0.90 per share
Maturity date (range)	April 15, 2023
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Securities issued in the Offering will be diluted upon the conversion of these notes into shares of preferred stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.79%

Other Material Terms	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $400,000, then at the option of the Company, the outstanding principal amount of this note and any unpaid accrued interest shall convert into equity securities sold in the equity financing at a conversion price equal to the lesser of (i) 80% of the price of the securities sold, or (ii) $.90 per share.

Type of security	Convertible Notes *conversion at $400K equity financing, $1.00 val cap*
Principal Outstanding	$491,824.57
Interest rate	10%
Valuation Cap	$1.00 per share
Maturity date (range)	May 1, 2023
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Securities issued in the Offering will be diluted upon the conversion of these notes into shares of preferred stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	9.89%
Other Material Terms	In the event that the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $400,000, then at the option of the Company, the outstanding principal amount of this note and any unpaid accrued interest shall convert into equity securities sold in the equity financing at a conversion price, the lesser of (i) 80% of the price of the securities sold, or (ii) $1.00 per share.

In addition to the convertible notes previously described, the Company has the following material debt outstanding as of November 2, 2022:

Type of debt	Accounts Payable
Names of primary creditors	Attorneys: DLA Piper and Frederick C. Phillips Accountants: Chetu and Figoli and Quinn contract developers Software Developers: Switchback Partners
Amount outstanding	$107,343.78
Aging	1-30 days: $14,000.00 31-60 days: $9,156.00 61-90 days: $10,000.00 90+ days: $74,187.78 $11,040 of the $74,187.78 is in dispute, which the Company believes will be resolved in its favor.
Interest rate and payment schedule	Monthly payments are made when funds are available. For all but one of the vendors, there are no late fees and no interest. One vendor applies interest of 1.5% per month for a 30+ day past due principal amount of $2,700.00.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

Type of debt	Loan Payable
Names of primary creditors	Dermot Bolger
Amount outstanding	$100,000.00
Interest rate and payment schedule	8% per annum. Trading Players will pay back the loan at the sooner of the maturity date (June 1, 2023) or upon receipt of new investment funds of not less than $750,000.
Amortization schedule	None
Describe any collateral or security	All physical assets of Trading Players Inc.
Maturity date	June 1, 2023
Other material terms	No pre-payment penalty, callable if more than $750,000 is raised.

Type of debt	Loan Payable
Names of primary creditors	Steven Hubbard
Amount outstanding	$7,500.00
Interest rate and payment schedule	0% Payment in full due on maturity date.
Amortization schedule	None
Describe any collateral or security	All physical assets of Trading Players Inc.
Maturity date	June 1, 2023
Other material terms	No pre-payment penalty.

Type of debt	Loan Payable
Names of primary creditors	Ken Pendleton
Amount outstanding	$1,000.00
Interest rate and payment schedule	0% Payment in full due on maturity date.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	June 1, 2023
Other material terms	None

Type of debt	Loan Payable
Names of primary creditors	Dermot Bolger
Amount outstanding	$4,600.00
Interest rate and payment schedule	0% Payment in full due on maturity date.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	June 1, 2023
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	81	$1,211,824.57	Built the company product and website (Trading platform for PGA and NFL)	March 2020 – August 2022	Rule 504

Valuation

Based on the Offering price of the Securities, the pre-offering value ascribed to the Company is $7 million.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

No person or entity currently holds 20% or more of the outstanding equity securities of the Company. Cumulatively, the officers and directors currently own 40.46% of the outstanding equity securities of the Company.

Following the Offering, the Purchasers will own 0.86% of the Company if the Minimum Amount is raised, assuming no notes convert to equity and no stock options are exercised. If the Maximum Amount is raised, the Purchasers will own 13.11%, assuming all outstanding notes convert to equity and no stock options are exercised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

2021 Tax Return Information for Trading Players, Inc.

	Total Income	Taxable Income	Total Tax
2020	$0.00	$0.00	$0.00
2021	$10,017	($904,796)	$0.00

Operations

Trading Players has been raising on a convertible note for the last year. This round closed on August 15, 2022. The Company is currently focused on the launch of its product and does not expect to generate revenue in the near future. The Company hopes to be profitable late in 2023.

When the Company has raised at least $400,000 from this offering, $834,824.57, plus accrued interest, of the outstanding Convertible Notes will convert to Series Seed Preferred Stock, which will reduce the liabilities of the Company by the principal amount and accrued interest of the Convertible Notes.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. Marketing is the most important initiative that full funding can accomplish.

The Company has the following sources of capital in addition to the proceeds from the Offering: Future fundraising and revenue and potential cash flow generated from business operations.

Capital Expenditures and Other Obligations

The Company has no intention to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 990,740 of shares of Series Seed Preferred Stock for up to $1,069,999.20 principal amount. The Company is attempting to raise a minimum amount of $49,999.68 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 3, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,069,999.20 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.44

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive the number of Preferred Shares of the Issuer equal to two percent (2%) of the total number of Preferred Shares sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering materials and the Subscription Agreement in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.001 per share, of which 5,350,843 common shares are issued and outstanding, and (ii) 2,500,000 shares of Preferred Stock, par value of $0.001 per share, which will consist of 1,250,000 shares of Series Seed Preferred Stock and 1,250,000 shares of Series Seed-1 Preferred Stock. A draft of the Second Amended and Restated Certificate of Incorporation of Trading Players Inc. (the "Restated Certificate") is attached hereto as Exhibit G.

Classes of Securities of the Company

Common Stock Rights

Dividend Rights
Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the state of Delaware.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Stock in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Preferred Stock and payment of all of the Company's debts and other liabilities or (ii) their pro rata share among holders of Common Stock and Preferred Stock (on an as-converted basis) after payment of all the Company's debts and other liabilities. The holders of shares of Series Seed Preferred Stock shall be entitled to be paid out the assets of the Corporation available for distribution before any payments shall be made to holders of the Common Stock.

Rights and Preferences
Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our

Preferred Stock (including those offered in this offering) and any additional classes of Preferred Stock that we may designate in the future.

Series Seed Preferred Stock Rights and Preferences

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights (See *Proxy Granted to MicroVenture Marketplace Inc.* below)
The holders of the Series Seed Preferred Stock are entitled to one vote for each share of Series Seed Preferred Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Series Seed Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the state of Delaware.

Rights and Preferences
Holders of the Company's Series Seed Preferred Stock have no preemptive rights, and there are no redemptive or sinking fund provisions.

The rights, preferences, and privileges of the holders of the Company's Series Seed Preferred Stock are subject to and may be adversely affected by any additional classes of Preferred Stock that we may designate in the future.

Proxy Granted to MicroVenture Marketplace Inc.
Each Purchaser will appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares of Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc, pursuant to the Proxy Agreement attached hereto as Exhibit G.

Right to Receive Liquidation Distributions
In the event of a Liquidation Event or the Company's, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of (i) the original issue price, plus any dividends declared but unpaid or (ii) such amounts that they would have received had all shares of preferred stock been converted to common stock. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Major Purchasers

Under the Subscription Agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

☐ Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity or equity-linked securities, excluding the issuances of equity options for either Common Stock or Preferred Stock share classes.

☐ Major Purchasers will receive standard information and inspection rights, including the right to (i) visit and inspect any of the properties of the Company, (ii) examine the books of account and records of the Company, and (iii) discuss the affairs, finances, and accounts of the Company with the directors, officers, and management employees of the Company.

Series Seed-1 Preferred Stock Rights and Preferences

Dividend Rights

Holders of Series Seed-1 Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights and Preferences

Holders of the Company's Series Seed-1 Preferred Stock have no preemptive rights, and there are no redemptive or sinking fund provisions.

The rights, preferences, and privileges of the holders of the Company's Series Seed Preferred Stock are subject to and may be adversely affected by any additional classes of Preferred Stock that we may designate in the future.

Right to Receive Liquidation Distributions

In the event of a Liquidation Event or the Company's, dissolution, or winding up, holders of our Series Seed-1 Preferred Stock will be entitled to receive the greater of (i) the original issue price, plus any dividends declared but unpaid or (ii) such amounts that they would have received had all shares of preferred stock been converted to common stock. Holders of Series Seed-1 Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

Each share of Series Seed-1 Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act of 1933, as amended, 3) as part of an initial public offering or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Any transfer of the Securities is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion.

IPO Lock Up
Upon the event of an initial public offering (IPO) or Regulation A+ offering, the Securities cannot be sold or otherwise transferred during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement for an IPO or Regulation A+ offering.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Series Seed Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT

HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has entered into the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Ken Pendleton
Relationship to the Company	CEO
Total amount of money involved	$1,500.00 / Month
Benefits or compensation received by related person	Rental income
Benefits or compensation received by Company	Rented office space at lower than market value and very close to CEO residence
Description of the transaction	Month to month rental of office space

Related Person/Entity	Ken Pendleton
Relationship to the Company	CEO
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Paid Rotowire bill
Description of the transaction	Ken lent Trading Players $1,000 to pay a bill from Rotowire.

Securities

Related Person/Entity	Fred Phillips
Relationship to the Company	Secretary
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Cash for operations
Description of the transaction	Sold Convertible Notes to Secretary. These notes were sold at the same terms as other investors during that tranche

Related Person/Entity	Ken Pendleton
Relationship to the Company	CEO
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Cash for operations
Description of the transaction	Sold Convertible Notes to CEO. These notes were sold at the same terms as other investors during that tranche

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Steven Hubbard
(Signature)

Steven Hubbard
(Name)

CFO
(Title)

November 2, 2022

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Steven Hubbard
(Signature)

Steven Hubbard
(Name)

CFO
(Title)

November 2, 2022

/s/Kenneth Pendleton
(Signature)

Kenneth Pendleton
(Name)

CEO
(Title)

November 2, 2022

/s/Joseph Fugarino
(Signature)

Joseph Fugarino
(Name)

CMO
(Title)

November 2, 2022

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Form of Subscription Agreement
Exhibit D   Form of Term Sheet
Exhibit E   Pitch Deck
Exhibit F   Certificate of Amendment to the Certificate of Incorporation
Exhibit G   Form of Irrevocable Proxy

EXHIBIT A

Financial Statements

TRADING PLAYERS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Trading Players, Inc.
Eugene, OR

We have reviewed the accompanying financial statements of Trading Players, Inc. (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 22, 2022

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com


TRADING PLAYERS, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

ASSETS


		2021		2020
CURRENT ASSETS				
Cash	$	24,938	$	2,576
TOTAL CURRENT ASSETS		24,938		2,576
NON-CURRENT ASSETS		6,000		-
Reserves				
TOTAL NON-CURRENT ASSETS		6,000		-
TOTAL ASSETS	$	30,938	$	2,576


LIABILITIES AND SHAREHOLDERS' EQUITY


	2021	2020
CURRENT LIABILITIES		
Accounts Payable	82,755	57,465
Related Party Short Term Loans	7,500	4,300
Other Current Liabilities	4,400	-
Deferred Compensation	-	110,000
TOTAL CURRENT LIABILITIES	94,655	171,765
NON-CURRENT LIABILITIES		
Convertible Notes	675,000	446,582
Accrued Interest	47,902	78,783
TOTAL LIABILITIES	817,557	697,130
SHAREHOLDERS' EQUITY		
Common Stock (7,500,000 shares authorized; 6,561,105 issued; $0.01 par value)	65,611	64,771
Preferred Stock (2,500,000 shares authorized; none issued or outstanding; $0.01 par value)	-	-
Additional Paid in Capital	778,017	112,733
Exercised Options	14,707	8,832
Owner's Draw	-	(66,500)
Retained Deficit	(1,644,954)	(814,390)
TOTAL SHAREHOLDERS' EQUITY	(786,619)	(694,554)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $	30,938	$ 2,576


TRADING PLAYERS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____


	2021	**2020**
Operating Income		
Sales, Net	$ 1,168	$ -
Cost of Goods Sold	176,805	-
Gross Profit	(175,637)	-
Operating Expense		
Payroll	608,278	126,500
General & Administrative	50,028	10,139
Legal & Professional	30,235	46,123
Rent	18,000	-
Advertising & Marketing	12,400	-
Research and Development	1,685	36,048
Deferred Compensation Expense	-	25,000
	720,626	243,810
Net Loss from Operations	(896,263)	(243,810)
Other Income (Expense)		
Other Income	-	10,000
Taxes	(1,765)	(854)
Interest Expense	(50,161)	(32,643)
Net Loss	$ (948,189)	$ (267,306)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	6,561,105	6,477,083
Net loss per share	$ (0.14)	$ (0.04)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

TRADING PLAYERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (948,189)	$ (267,306)
Change in Accounts Payable	25,289	21,428
Change in Other Current Liabilities	4,400	-
Change in Bank Reserves	(6,000)	-
Change in Deferred Compensation	(110,000)	25,000
Net Cash Flows From Operating Activities	(1,034,500)	(220,878)
Cash Flows From Financing Activities		
Conversion of Convertible Notes	666,124	-
Issuance of Convertible Notes	228,418	194,500
Non-Cash Prior Period Adjustment	117,625	-
Increase in Owner's Equity	66,500	-
Issuance of Exercised Options	5,875	-
Issuance of Related Party Short Term Loans	3,200	(4,500)
Capitalization in Accrued Interest	(30,881)	32,643
Net Cash Flows From Financing Activities	1,056,861	222,643
Cash at Beginning of Period	2,576	811
Net Increase In Cash	22,361	1,765
Cash at End of Period	$ 24,938	$ 2,576

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRADING PLAYERS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock Number	Amount	Exercised Options	Owner's Draw	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity	
Balance at December 31, 2019	6,392,832	$ 63,928	$ 8,832	$ (66,500)	$ 112,733	$ (547,084)	$ (427,248)	$ -
Issuance of Stock	84,251	$ 843					$ 843	
Net Loss						$ (267,306)	$ (267,306)	
Balance at December 31, 2020	6,477,083	$ 64,771	$ 8,832	$ (66,500)	$ 112,733	$ (814,390)	$ (694,554)	
Equity Based Compensation			$ 5,875	$ 66,500			$ 72,375	
Issuance of Stock	84,022	$ 840			$ 665,284		$ 666,124	
Net Loss						$(948,189)	$ (948,189)	
Prior Period Adjustment						$ 117,625	$ 117,625	
Balance at December 31, 2021	6,561,105	$ 65,611	$ 14,707	$ -	$ 778,017	$ (1,644,954)	$ (786,619)	

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Trading Players, Inc. ("the Company") is a corporation organized in the state of Delaware. The Company is a cross between a fantasy sports league and a stock exchange where users can buy and sell shares of real athletes with real money.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses in 2021 of $948,189 and 2020 of $267,306

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 24, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

 Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

 Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue streams have been derived from (1) subscription fees.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2022 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2022-$3,000

Other Income

The Company received funding from government grants. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Advertising

The Company records advertising expenses in the year incurred.

Adjustment to Retained Earnings

An adjustment was required during 2021. The Company improperly recognized deferred compensation expense and then corrected by management.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company had other shares subjected to vesting in the recent years, more commonly known as restricted stock. Refer to the following list down below:

2020-$866,998 vested
2021-$926,998 vested

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021, and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Convertible Notes

In 2016, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The notes accrue interest at the rate of 10% per annum and are payable at a future date to be determined by management. During 2021 and 2020 the Company capitalized approximately $47,902 in accrued interest related to the Notes.

In 2021, the company had a series of convertible notes including any accrued interest that converted into equity amounting to $666,124.

Related Party Short Term Loans

In 2017, the company issued a series of related party short term loans in exchange for cash for the purpose of funding continuing operations ("the Notes"). The notes bear no interest and are payable at a future date determined by management.

NOTE E- EQUITY

The Company has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock   6,561,105

NOTE F- EQUITY

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers, and consultants. Up to 750,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2021 and 2020, the Company had $192,211 and $186,336 issued under the Plan to various advisors and employees, respectively. The granted options had an exercise price of between $.38 and $.48.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average/Max Remaining Contractual Term	Exercisable
12/31/2020 Outstanding at December 31, 2020	186,336	0.43	0.48	8,832
Granted				
Exercised	5,875	-	-	5,875
Expired/Cancelled	-	-	-	
12/31/2021 Outstanding at December 31, 2021	192,211	0.43	0.48	14,707

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2021
Expected life (years)	6.50
Risk-free interest rate	0.0097%
Expected volatility	74%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 24, 2022, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



trading players™

Company: Trading Players

Market: Fantasy Sports

Product: Fantasy Sports Stock Market Game

Company Highlights

- Trading Players has built a fantasy sports stock market game where customers can trade virtual shares of athletes, 24/7, even during games
- Athletes have simulated values that rise or fall based entirely on on-the-field performance, but can be traded in a marketplace based on supply & demand
- Launched real money test markets for football and golf on both its website and iOS mobile app
- After a 2016 managed beta test of 475 users, 66% of testers claimed they would trade virtual shares with their own money and 82% wanted to be 'foundational' customers

WHY IT'S INTERESTING

Have you ever played a fantasy sport or placed a bet on a game? If so, you're not alone. In 2022, 69.5 million adults in the U.S have either bet on sports or participated in a fantasy sport contest, with 59% of them doing both.[i] Adoption of fantasy sports and sports betting has continued to rise in recent years, and users are showing an increasing desire for more active and real-time solutions. Daily fantasy sports allow users to participate in shorter contests rather than the traditional style of season-long tournaments. While this is a new and evolving concept, over 30 million adults in the U.S played some form of daily fantasy sport in 2020,[ii] and investors seem to believe this trend will continue. In March 2022, venture capital firm Thrive Capital led a $75 million investment into sports stock market company Mojo[iii] and in 2021, Left Lane Capital led a $10 million investment into Jock MKT, which also provides a sports stock market platform.[iv]

Trading Players is a fantasy sports stock market game where customers can buy and sell virtual shares of professional athletes. Each athlete has a real cash value that rises or falls in every game they play; with the value of their virtual shares measured by both the fantasy points they earn from on-the-field-performance, as well as supply and demand for their respective virtual ownership from other users on the platform. The company has developed the platform to incorporate multi-strategy portfolio construction, akin to a stock market portfolio, and enables users to trade around the clock. By adding these components, taking a customer-centric approach, and charging a subscription fee rather than commissions, Trading Players believes it is building a new game; one that may appeal to a wider market and has the potential to become a dominant and disruptive player in the growing fantasy sports market.[v]



Trading Players allows users to buy and sell virtual shares of professional athletes in a fantasy sports stock market game. The company currently offers two games— one played with real money, and one played with "house" money — as well as a practice game to teach new customers how to play. Following its soft launch in February 2022, Trading Players almost tripled its number of users, gaining 226 additional registered users. As of October 1, 2022, Trading Players had a total of 76 paying subscribers and 347 registered users.

Trading Players is raising up to $1,069,999 in its Series Seed round through MicroVentures to develop its technology and market its platform. The company plans to develop a new product, Daily Fantasy Sports Competitions, and hopes to receive a license for this new product by April 2023. The company also plans to build on its zero-sum-game, by introducing premium trading options for its customers, allowing them to short, buy on margin, and place market orders and open a lifetime (as opposed to season long) market in fall of 2023.

The company's marketing strategy will initially center around digital advertising and securing influencers. Trading Players anticipates attracting customers from other fantasy sports, traditional stock market traders, gamblers, and perhaps most importantly from general sports fans who have found other fantasy sports games too be complicated. The company has gone to great lengths to make the game fun for all, seeking to eliminating the "shark, minnow" issue it believes its competitors have.



trading players
Portfolio
Sports
Events
MY MONEY
$592.53
SUMMARY
My Money
ACCOUNT VALUE
$592.53
CASH AVAILABLE
$457.88
SHARES MKT VALUE
$131.99
MARKET RETURN
-$2.66 / -2.02%
DIVIDENDS WON
$2.63
Portfolio
Shares
Dividends
Trades
Pending
Filter:
Status
Search:
player name?
Sort:
Total return
Season performance
Total Return
Ask
Patrick Mahomes KC (QB)
Own: 4 @ $3.06
-$0.16
Trade $3.08
Cooper Kupp LAR (WR)
Own: 8 @ $2.72
-$0.40
Trade $2.72
49ers defense SF (DST)
Own: 10 @ $1.81
-$0.40
Trade $1.81
Derrick Henry TEN (RB)
Own: 10 @ $2.51
-$0.50
Trade $2.51
Joe Mixon CIN (RB)
Own: 15 @ $1.97
-$0.60
Trade $1.97
Keenan Allen LAC (WR)
Own: 15 @ $1.86
-$0.60
Trade $1.86


You are investing in a Series Seed Round in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to [Regulation CF investment limits](), are not inclusive of lower dollar amount perks, except where otherwise noted.

Based on the amount of investment, Trading Players is offering stakes* to investors:

    Invest   Receive

- $100 - $499:   A 3 Month Subscription to Trading Players ($36 Value) and a $200 Stake
- $500 - $1,999:   A 6 Month Subscription to Trading Players ($72 Value) and $400 Stake
- $2,000 - $4,999:   A 1 Year Subscription to Trading Players ($144 Value) and a $750 Stake
- $5,000 - $9,999:   A 2 Year Subscription to Trading Players ($288 Value) and a $1,000 Stake
- $10,000 - $49,999: A 5 Year Subscription to Trading Players ($720 Value) and a $2,500 Stake
- $50,000+:   A Lifetime VIP Subscription to Trading Players, and a $5,000 Stake

*Stake—This is real money deposited into the user's account that can be used for trading in Trading Player's House market. Users cannot withdraw any money staked but can withdraw profits made from trading with the money. For example, if a customer is staked $200, and their account sits at $250, the user can sell virtual shares of players and withdraw $50 from the account. If the user's House Money portfolio is down $25, then Trading Players will absorb the loss.

Please note customers can only trade in real or staked money games while playing in any of Trading Players' markets in the following 37 states and the District of Colombia:

Alabama, Alaska, California, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Kentucky, Maine, Massachusetts, Minnesota, Mississippi, Missouri, Nebraska, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Texas, Utah, Virginia, West Virginia, Wisconsin, and Wyoming.

COMPANY SUMMARY

Opportunity

With states across the country continuing to legalize sports betting, Americans are growing more accepting of the practice. 66% of Americans now approve of betting on legal professional sports. This number has steadily increased from 41% in 1993 to 55% in 2017.[vi] As the industry continues to gain approval and popularity from the public, online betting services have been constantly evolving to meet the needs of the growing market. The most significant development in recent years was the introduction of live betting services, or "in-play" betting. Many sportsbooks report that live betting is a growing and important portion of their market. With advancements in betting apps, real-time betting from mobile devices will only continue to grow.[vii]

Trading Players has developed its web and mobile platform to accommodate the rising popularity of in-game, fantasy play, allowing users to buy and sell virtual shares of professional athletes in real-time with the tap of a button. Customers are given full control of their athlete portfolio, with the ability to buy and sell "shares" of



players 24/7, even during a live game. The Company believes this capability should better engage the company's target audience, which includes fantasy sports gamers, online sport gamblers, and stock market traders.

Product

Trading Players' platform allows users to buy and sell virtual shares of professional athletes. Users can elect to participate in either the "My Money" market or the "House" market. The "My Money" market is funded entirely by deposits made by the customers. The "House" market is funded entirely by funds staked to customers by Trading Players. In the "House" mode, customers have no risk and can withdraw any profits they make if their funds available exceed what they were staked. Conversely, any debts incurred while playing in the "House" market are absorbed by the company. Trading Players also offers a "Practice" market where customers can learn how to play the game with fake money with no profit or loss.





Each athlete on the platform has a Book Value and a Market Value. The Book Value is an objective measure of how well an athlete is performing during a season. This might change with each game, match or tournament. The Market Value is the price an athlete's virtual shares are selling for on the open market – based on supply and demand. This usually differs from the current Book Value as traders speculate the future. Each trader will create a portfolio of athletes, based on their own opinions, knowledge, intuition, and foresight. At the end of the season, any virtual shares remaining in their portfolio will be cashed out at each Athlete's Book Value.

Buying and Selling Virtual Shares

Buying and selling virtual shares of eligible athletes is simple and can be done at any time of the season, even during live games. Traders can buy or sell virtual shares of an athlete and will be shown two prices: a Bid and an Ask. The bid is the highest price currently being offered to buy shares of an athlete. The ask is the lowest price at which shares of an athlete are up for sale. Only a limited number of virtual shares, generally 100, will be available



for any displayed bid or ask price. Upon the purchase or sale at that price a new set of 100 virtual shares will be available at a new price.

For example:

- **100 @ $4.25** in the Trading Window means that 100 virtual shares are available at $4.25.
  - o   To buy, the trader will simply place a bid for a number of virtual shares at a price they set.
  - o   To sell, the trader will place an ask for a number of virtual shares that they already own.
    - ▪   When someone else on the platform accepts the offer by matching the bid or ask, the transaction is completed automatically.
      - •   If the trader buys, the total offered price is deducted from their trading account balance, and the virtual shares are added to their portfolio.
      - •   If they sell, the opposite happens.
    - ▪   If their bid is at or above the current ask, the transaction will be completed almost automatically. Bids or asks that are outside a reasonable range and are not accepted by a buyer or seller will be closed after 24 hours
    - ▪   A trader may also cancel any open order at any time – until it has been accepted by another player and it cannot be reversed.

The Game Pool

Every time an athlete competes, they put a percentage of their current Book Value "into the pot," or the Game Pool. These values are pooled and are up for grabs – similar to the pot in a poker game. At the end of the competition, the value in the Game Pool gets divided up and distributed back to the players based on how well they performed. This is how Book Values rise and fall for athletes during the season. Every event has a certain "Risk Percentage" which is the portion of Book Value that players must chip into the pot. The Risk Percentage can vary from event to event, but within any single event, it is the same for all players. Instead of looking at raw numbers, an athlete's performance is measured by their portion of the total Fantasy Points earned in the whole event. Each Game Pool is a zero-sum game, meaning that the entire game pool will be given out to the athletes in that pool, and that every game, match, or tournament will have winners and losers.





trading players
Portfolio
Sports
Events
PGA
Marketplace
Schedule
Filter:
Search:
Status
player name?
Season Book Value
Will Zalatoris
Scottie Scheffler
Cameron Young
Matt Fitzpatrick
Scott Stallings
Joohyung Kim
Xander Schauffele
Max Homa
PGA
Will Zalatoris
CURRENT MARKET
BID
ASK
Buy
SEASON PERFORMANCE
INITIAL BV $1.90
CURRENT BV $4.88
BV CHANGE 156.84%
DIV/SHARE $0.49
IPO
Didn't play
Played
Dividend
In progress
PAST EVENTS
Show: 2022 Season
Place
Start BV
End BV
Dvd / share
The American Express
T6
$1.90
$2.32
$0.10

Note

- Traders can change their portfolio during events, buying and selling virtual shares of any athlete while they are competing
- The Game Pool page is updated in real time so you can see how Fantasy Points are accumulating and Book Values are changing as play unfolds – called the Live Book Value.
- The Book Value calculation is done for all players during every game, match or tournament. All Book Values of active athletes are continually on the move.
- The Risk Percentage for a game, match, or tournament varies from 8 percent to 15 percent of Book Value, depending on the importance of the event.
- All players are evaluated relative to other players in any game or match, not in terms of absolute Fantasy Points earned. (for example: If player A earns 10 fantasy points and all the other players together earn 90 fantasy point, then player A would get 10% of the Game Pool. However, if Player A earned the same 10 fantasy point but the other players earned 190 fantasy point, player A would get only 5% of the game pool.)

Dividends

The best performing athletes in any round of real-world events earn "dividends". If a trader owns virtual shares of an athlete who earns a dividend, that payout gets added to your trading account. Leaderboards are continually updated during games and tournaments in real-time, as Trading Players receives live statistics updates. Dividends are also indicated on athletes' individual pages. Stars on the graph of their Book Value over the course of the season show the events in which they won dividends. Athletes who rack up dividends typically have a higher Market Value, meaning traders are willing to pay more than Book Value for an athlete as they expect steady dividend payouts throughout the season.



End of Season

At the end of a season, trading closes and the Season Ending Book Value for each share of all athletes will be paid out to participants for the virtual shares they still own. This will happen automatically. The market for that league will remain closed until the next season begins, and all virtual shares of athletes in that sport are removed from the trader's portfolio. Traders are not allowed to hold virtual shares of players from one season to the next, nor can they buy shares during the off-season. Traders can cash out their profits at any point once they are received. Here are all the ways to win:

- Trading Profit – The trader sells virtual shares during the season on the open market for more than what they purchased them.
- Dividend Payments – The traders' players win dividends for their performance during the season. That money goes into their Trading Account after each round of sporting events.
- Closing Book Value Payout – The Season Ending Book Value for an athlete that you own at the end of the season is more than you paid for their virtual shares. This is the trader's profit.
- Market Facilitator Profit Payout - If the Trading Players Market Facilitators have made a profit due to their buying and selling, the profit will be distributed back to the traders. It will be prorated according to the amount and longevity of individual investments and will be paid into a user's Trading Account at the end of the season

Product Roadmap and Use of Proceeds

Product Roadmap

Trading Players plans to have operational markets for the following sports by the given dates. However, they cannot guarantee that these timelines will be met.

- NFL – Available to customers on 9/6/2022
- NBA – Available to customers on 12/1/2022
- Major League Baseball – April 2023
- English Premier League – August 2023
- National Hockey League – October 2023

In the near future, Trading Players plans to introduce "Free Contests," where customers can use fake money to win competitions and earn prizes. in the first half of 2023, Trading Players anticipates additional licensing that allows it to offer a new product: Daily Fantasy Sports Competitions. Like the free contests, the Daily Fantasy Sport paid contests will be short-term portfolio management contests in which the customer will pay an entry fee of which 10% (that will go to Trading Players), and 90% will be returned to the customer. The winners of these competitions will earn rewards or prizes yet to be determined. Further down the line in late 2023, Trading Players plans to introduce premium trading options for its customers, allowing them to short, buy on margin, and place market orders on its platform. Finally, they plan to also launch a lifetime market in 2023. The company is considering an additional subscription fee for those capabilities.



Use of Proceeds

If the company raises the minimum amount of $49,999, it plans to allocate most its raised funds towards working capital, except for the 5% intermediary fee. If the company raises the full amount of $1,069,999 in this raise, it will allocate capital in the following ways:



Business Model

Trading Players does not charge any commissions on trades. Instead, it offers three subscription plans:[viii]

MONTHLY	SIX MONTH	YEARLY
$12	**$54**	**$99**
PER MONTH	SEMI-ANNUALLY	PER YEAR
• We stake you $100 to start trading	• We stake you $200 to start trading	• We stake you $300 to start trading
• Unlimited trades	• Unlimited trades	• Unlimited trades
• No rake / no commission	• No rake / no commission	• No rake / no commission
• Bonus payouts for top-performing players	• Bonus payouts for top-performing players	• Bonus payouts for top-performing players
	• Save $18 compared to monthly plan	• Save $45 compared to monthly plan

In the future, the company plans to add subscription renewal offers and multi-month discounts, as well as referral and affiliate programs for users to earn cash credits.



USER TRACTION

A survey of 475 beta test users was conducted by Center Code which ended in February 2016. The company deemed its beta test successful, with 66% of testers reporting they would trade virtual shares with their own money and 82% wanting to be 'foundational' customers. Responses to surveys conducted during the test indicated that 41% of testers would trade more frequently on a mobile app and 26% would increase engagement because of push notifications.

HISTORICAL FINANCIALS

To date, Trading Players has only spent $1,000 on a trial paid advertising campaign. Although Trading Players began generating revenue via subscriptions to its platform in July 2021, the focus has been on developing and testing its market games. Also, during this period, Trading Players only offered the PGA Golf market.



Monthly Revenue, July 2021 - September 2022
$1,800.00
$1,600.00
$1,400.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
Jul 21
Aug 21
Sep 21
Oct 21
Nov 21
Dec 21
Jan 22
Feb 22
Mar 22
Apr 22
May 22
Jun 22
Jul 22
Aug 22
Sep 22

Trading Players annual operating expenses increased significantly from 2017 to 2021. This is primarily due to costs the company incurred related to product and software development, as well as other items such as attorney fees and subscriptions to data providers. In 2021, the company's total operational expenses were $869,791, with product development costs representing approximately 80% or $695,000 of this.





Global Fantasy Sports

The global fantasy sports market is expected to grow from $21.39 billion in 2021 to $44.07 billion by 2027, representing a CAGR of 12.92%.[ix] There are many catalysts driving growth to the fantasy sports market that include: the growing viewership of different sports, an increase in internet infrastructure investments, and the increasing popularity of athletes. The U.S. alone had 57.5 million live sports viewers in 2021 and that number is expected to grow to 90.7 million by 2025.[x] This viewership growth coincides with the rise in popularity of athletes, who receive tremendous amounts of followers on social media platforms. [xi] Lastly, the industry has witnessed many partnerships and strategic collaborations with various stakeholders over the past years that are expected to continue. With the industry expecting massive growth over the next 5 years, brands will continue to collaborate with fantasy sports companies to deliver optimal experiences for their audience.[xii]

Global Sports Betting

The global sports betting market was valued at $142.68 billion in 2021 and is expected to reach $281 billion by 2029. One of the key drivers of this market is the growing penetration of smartphones, allowing end-users to engage in online sports betting through mobile devices.[xiii] Moreover, as the industry develops more advanced digital infrastructures, placing bets on mobile apps will become easier and more attractive to the end-user. Lastly, as more states legalize sports betting, the industry's target market will continue to grow.[xiv]



Esports Venture Financings

The PitchBook Esports industry report includes fantasy gambling investments. In the past 11 years, a total of $21.5 billion has been invested in Esports companies across 2,422 deals. In 2021 alone, $5.4 billion was invested across 463 deals. Additional financing highlights include the following:

- Capital invested increased at a compounded annual growth rate of 22.3% since 2016.
- Deal counts increased 24.5% from 2020 to 2021, while the median post valuation increased by almost 146% in the same period
- Median deal size increased 42% from 2020 to 2021

Capital Invested and Deal Count in the Esports Industry, 2011 – 2021



Source: PitchBook Data, Inc.

COMPETITORS



Mojo: Founded in 2020, Mojo is a sports stock market that allows users or fans to invest in an athlete's on-field performance as if they were stocks. When users buy or sell stock in professional athletes, the stock they hold resembles a guaranteed payout based on the end-of-career statistics for that athlete. However, users are also able to exit or enter positions at any time. The company operates on a commission or fee-based revenue model and has received regulatory clearance from the New Jersey Division of Gaming. Mojo raised a $75 million Series A round in March 2022 led by Thrive Capital.[xv]



Jock MKT: Founded in 2017 and launched in 2020, Jock MKT offers an application on IOS and Google Play devices that allows users to buy and sell virtual shares of athletes in real time, based on how they are performing. Its main differentiator is their cash market format, giving users more flexibility and optionality versus typical daily contests. Users can join at any time for any dollar amount, buy and sell virtual shares of athletes in real time, cash out early or hold and receive fixed Jock MKT payouts tied to final player ranking based on overall fantasy scoring. Jock MKT



secured $10 million in Series A funding in 2021. The round was led by New York-based venture capital firm Left Lane Capital.[xvi]



DraftKings (NASDAQ: DKNG): Founded in 2012, DraftKings operates as a digital sports entertainment and gaming company across 17 countries. The company provides users with daily sports, sports betting, iGaming opportunities and is also involved in the design, development, and licensing of sports betting and casino gaming platform software for online and retail sportsbook. In April 2020, DraftKings went public via a SPAC with Diamond Eagle Acquisition Company and SBTech. [xvii] In the three months of Q2, ended June 30th, 2022, DraftKings reported revenue of $466 million, an increase of 57% from Q2 2021.[xviii]

 **PREDICTIONSTRIKE**

PredictionStrike: Founded in 2018, PredictionStrike is a platform where users can trade virtual shares of athletes as if they were stocks. The platform operates as a real stock market and allows users to buy/sell virtual shares, build portfolios, and operate in a live market using real money. Share prices are determined by a player's real-world performance, where each game/match acts like an earnings report, as well as the fans' demand for those virtual shares. In September 2021, PredictionStrike raised a $1.7 million seed round led by New Age Capital and MaC Venture Capital. They plan to use the capital to expand their team, further build out their team, and increase marketing efforts to attract new users.[xix] Since the return of sports after COVID-19, the company has completed over $3 million in transactions.



FanDuel: Founded in 2009, FanDuel is the second largest fantasy sports platform in the U.S. (behind DraftKings). They offer a traditional sports book, daily fantasy sports, online casino, and online horse race betting products. U.K.-based holding company Flutter Entertainment currently owns about 95% of FanDuel, however, the company has considered spinning off FanDuel as a separately traded company, although no moves have been made on this matter to date. Flutter initially bought 57.8% of FanDuel in 2018 at a $559 million valuation, and in 2020 they increased their ownership stake to 95% after paying an additional $4.2 billion at a $11.5 billion valuation.[xx]

EXECUTIVE TEAM



Ken Pendleton, Co-Founder and CEO: Ken Pendleton is the Senior Researcher & Project Designer for the Sports Conflict Institute, which is dedicated to understanding, preventing, and resolving conflicts in sports. He also consults for London-based Football Marketing & Management International and taught highly successful courses on sports and culture at the University of Oregon's School of Law. He has spent the better part of his life acquiring an encyclopedic understanding of American sports and global soccer. Despite his obsession with sports, he earned a Ph.D. in philosophy, having written his dissertation in philosophy of law, and taught ethics as well as rhetoric and critical thinking at Oregon State University for a decade.





Steve Hubbard, Co-Founder and Chief Financial Officer: Steve Hubbard was introduced to the concept and invited to join the company by Ken and Dave who believed that Hubbard's experience in finance, investment banking, venture capital, stock and futures trading, and business development and management skills developed over 30+ years were a complement to their own talents. Hubbard's market and trading knowledge reshaped the original Trading Players idea toward the market algorithm.



Joe Fugarino, Co-Founder and Chief Marketing Officer: Joe Fugarino is a Philadelphia native and graduate of Penn State University where he received a B.S. degree in marketing. He has over 20 years experience in sports & entertainment marketing, media, digital marketing, and business development. Fugarino is a consultant residing in Los Angeles, CA with a vast connection to the Hollywood and tech scenes. His career began as a Comcast-Spectator executive in premium business operations for the Wells Fargo Center Arena, Flyers, and 76ers. He later transitioned into the world of media working in sales development and digital marketing for the Philadelphia Inquirer, Daily News, and philly.com. Fugarino then made the move west joining the LA Times Media Group while continuing to grow his consulting business. He supports Trading Players' lead efforts in managing overall business development, planning, and strategy.

PAST FINANCING

Trading Players has raised $1,950,733 since inception. Details outlining the terms of these rounds can be found in the Form C.

INVESTMENT TERMS

Security Type: Series Seed Preferred Stock
Round Size: Min: $49,999.68 Max: $1,069,999.20
Pre-Money Valuation: $7 million
Price Per Share: $1.08
Conversion Provisions: Convertible into one share of common stock (subject to proportional adjustments for share splits, dividends, and the like) at any time at the option of the holder.
Liquidation Preference: The greater of (i) one times the original issue price plus declared but unpaid dividends on each share of Series Seed Preferred Stock, or (ii) such amounts that Series Seed stockholders would have received had all shares of preferred stock been converted to common stock. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their



entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,



- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://www.covers.com/industry/sports-betting-fantasy-sports-participation-june-2022

[ii] https://thefsga.org/records-broken-in-legal-sports-wagering-and-fantasy-sports-participation/

[iii] https://techcrunch.com/2022/03/09/do-americans-want-to-gamble-on-individual-athletes-marc-lore-is-betting-on-it-with-mojo/

[iv] https://www.sportico.com/business/finance/2021/jock-mkt-sports-stock-market-1234629917/

[v] https://www.prnewswire.com/news-releases/fantasy-sports-market-size-to-grow-by-usd-6-11-billion-launch-of-various-apps-for-fantasy-sports---technavio-301591664.html

[vi] https://www.washingtonpost.com/sports/2022/07/08/legal-sports-betting-support-americans/

[vii] http://www.lootmeister.com/betting/live-betting-revolution.php

[viii] https://www.tradingplayers.com/about/pricing-plans

[ix] https://www.globenewswire.com/news-release/2022/07/22/2484561/0/en/Fantasy-Sports-Market-Growth-Trends-COVID-19-Impact-and-Forecasts-2022-2027.html

[x] https://www.statista.com/statistics/1127341/live-sport-viewership/

[xi] https://www.loyola.edu/academics/emerging-media/blog/2016/professional-athletes-social-media

[xii] https://www.adweek.com/brand-marketing/molson-coors-secrets-to-sports-fantasy-gaming-partnerships/

[xiii] https://www.maximizemarketresearch.com/market-report/global-sports-betting-market/31896/

[xiv] https://www.grandviewresearch.com/industry-analysis/sports-betting-market-report

[xv] https://www.sporttechie.com/mojo-sports-stock-market-startup

[xvi] https://newsdirect.com/news/jock-mkt-secures-10-million-in-series-a-funding-to-accelerate-its-growth-as-the-stock-market-for-sports-329146680

[xvii] https://www.draftkings.com/about/who-we-are/?wpsrc=Organic%20Search&wpaffn=Google&wpkw=https%3A%2F%2Fwww.draftkings.com%2Fabout%2Fwho-we-are%2F&wpcn=about&wpscn=who-we-are%2F

[xviii] https://draftkings.gcs-web.com/news-releases/news-release-details/draftkings-reports-second-quarter-revenue-466-million-second

[xix] https://www.prnewswire.com/news-releases/predictionstrike-raises-1-7-million-in-capital-and-launches-new-mobile-app-301369460.html

[xx] https://www.forbes.com/sites/justinbirnbaum/2020/12/03/flutters-42-billion-fanduel-purchase-is-a-high-cost-us-land-grab-and-its-worth-every-penny/?sh=5f0650d32d9b

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
Trading Players, Inc.
1974 Villard St., B,
Eugene, OR 97403

Ladies and Gentlemen:

The undersigned understands that Trading Players, Inc., a Delaware corporation (the "**Company**"), is offering up to 990,740 shares of its Series Seed Preferred Stock (the "**Securities**") in a Regulation CF Offering at a price per security of $1.08 for an aggregate capital raise of up to $1,069,999.20. The minimum amount or target amount to be raised in the Offering $49,999.68 (the "**Target Offering Amount**"). This Offering is made pursuant to the Form C, dated November 2, 2022 (as the same may be amended or supplemented from time to time, the "**Form C**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "**Securities Act**").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "**Closing**") shall take place at 11:59 p.m. Pacific Time on April 3, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Evolve Bank & Trust (the "**Escrow Agent**") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) <u>Information Concerning the Company</u>.

    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) <u>No Guaranty</u>.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) <u>Status of Undersigned</u>.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

ii. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The undersigned's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the undersigned's jurisdiction.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) <u>Filing of Restated Charter</u>. The Company shall have filed with the Delaware Secretary of State the Third Amended and Restated Articles of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C.

b) <u>Representations and Warranties</u>. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

c) <u>Target Amount</u>. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C.

8. **OTHER AGREEMENTS**.

a) <u>Information Rights</u>. The Company will furnish to the undersigned if the undersigned has invested at least Fifty Thousand Dollars ($50,000) in this offering and has thereby become a Major Purchaser (a "**Major Purchaser**") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

b) <u>Confidentiality</u>. Anything in this Agreement to the contrary notwithstanding, no Major Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Purchaser agrees that such Major Purchaser will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Purchaser's investment in the Company.

c) <u>Inspection Rights</u>. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

d) <u>Additional Rights</u>. In the event that the Company issues preferred stock in its next equity financing after the date hereof (the "**Next Financing**") which have (a) rights, preferences or privileges that are more favorable than the terms of the Securities, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Securities (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "**Next Financing Documents**"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this Section 8 shall be amended and restated by and into such Next Financing Documents.

e) <u>Participation Right</u>.

    i. General. Each Major Purchaser has the right of first refusal to purchase such Major Purchaser's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(e)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Purchaser shall have no right to purchase any such New Securities if such Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Purchaser, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

ii.   New Securities. "New Securities" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "Board"); (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

iii.   Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Purchaser a written notice of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8(e). Each Major Purchaser shall have ten (10) days from the date of such Notice is effective, as determined pursuant to Section 8(e) based upon the manner or method of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

iv.   Failure to Exercise. If the Major Purchasers fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Purchasers pursuant to this Section 8(e).

f)   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

9. OBLIGATIONS IRREVOCABLE. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. LEGEND. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. WAIVER, AMENDMENT. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. ASSIGNABILITY. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. WAIVER OF JURY TRIAL. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. DISPUTE RESOLUTION.

    a)   General Rule.

        Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b)   Appeal of Award.

        Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c)   Effect of Award.

        Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d)   No Class Action Claims.

        NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

15. GOVERNING LAW. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. SECTION AND OTHER HEADINGS. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. COUNTERPARTS. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. NOTICES. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Trading Players, Inc. 1974 Villard St., B, Eugene, OR 97403 Attention: Ken Pendleton
with a copy to:	Frederick C. Phillips 605 C St., Ste 300 San Diego, CA 92101 Email: fcp@philaw.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. BINDING EFFECT. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. SURVIVAL. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. NOTIFICATION OF CHANGES. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. SEVERABILITY. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] of [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [number of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Trading Players, Inc.
 By_____ Name: Kenneth Pendleton Title: CEO

<u>Restated Charter</u>

See Exhibit F to the Offering Statement

EXHIBIT D

Term Sheet

TERMS FOR A REGULATION CROWDFUND CAMPAIGN
SERIES SEED PREFERRED STOCK OF

Trading Players, Inc.

November 2, 2022

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Trading Players, Inc., a Delaware corporation (the "***Company***"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "***Series Seed***").
Aggregate Proceeds:	$1,069,999.20 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***").
Price Per Share:	Price per share of $1.08 (the "***Original Issue Price***"), based on a pre-money valuation of $7,000,000, including an available option pool of 0%.
Liquidation Preference:	In the event of a Liquidation Event or the Company's, dissolution, or winding up, holders of Series Seed will be entitled to receive the greater of (i) the original issue price, plus any dividends declared but unpaid or (ii) such amounts that they would have received had all shares of preferred stock been converted to common stock. Holders of Series Seed receive these distributions before holders of common stock.
Conversion:	Convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	The holders of the Series Seed Preferred Stock are entitled to one vote for each share of Series Seed Preferred Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Series Seed Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the state of Delaware.
Proxy	MicroVenture Marketplace Inc. shall serve as the sole and exclusive attorney and proxy for each Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares of Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc, pursuant to the Proxy Agreement attached hereto as Exhibit C.

Documentation:	Documents will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $50,000.00 ("**Major Purchasers**") will receive standard information and inspection rights, including the right to (i) visit and inspect any of the properties of the Company, (ii) examine the books of account and records of the Company, and (iii) discuss the affairs, finances, and accounts of the Company with the directors, officers, and management employees of the Company.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity or equity-linked securities, excluding the issuances of equity options for either Common Stock or Preferred Stock share classes.
Board of Directors:	Five directors elected by holders of a majority of common stock, and if over $400,000 is raised in the Series Seed round, one elected by holders of a majority of Series Seed and one elected by mutual consent.
Expenses:	Company to reimburse counsel to Purchasers for a flat fee of $10,000.
Future Rights:	The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
Binding Terms:	For a period of thirty days following the closing of this Regulation Crowdfunding offering of Series Seed Preferred Stock, the Company shall not solicit offers from other parties for any financing.

COMPANY: TRADING PLAYERS, INC.   PURCHASER:

_____   _____

Name: Kenneth Pendleton   Name: _____

Title: CEO   Title: _____

Date: _____   Date: _____

EXHIBIT E

Pitch Deck



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5:50 PM Mon Mar 28

THE PLAYERS Championship COMPLE

TPC Sawgrass View Bonuses >

Round 1	Official results	Round 2	
Round 3	Official results	Round 4	

Date
Mar 10–14, 2022

Tota
$2

Game Pool Market Size: $44,294.26

1 Buy Sell **Cameron Smith**

Risk / GP %
$0.45 / 1.59%

FP / GP WON %
366 / 6.94%

2 Buy Sell **Anirban Lahiri**

trading players™
Search
My Account
PGA
NFL
Patrick Mahomes
#15 QB Chiefs
BUY SHARES OF
Shares





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THE ULTIMATE REAL MONEY FANTASY
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Exchange | User Ids | Accounts | Reports | PGA MarketMaking | NFL Ma...

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Delta

Athlete
Ryan Blaum
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Bo Hoag
Kevin Chap...
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Sebastian M...
Mark Hubba...

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Historical Administration Tools:
Historical Executions | Historical Cash...

PGA Exchange Totals

CLOSED/SETTLED P&L = $369.0...

Sale Value	Purchase Value	Bon...
$10,892.35	-$10,436.35	-$86...

MM Dashboard ✔ GamePlay Only ☐ GameMan...

Athlete	MM% ⇅	Δ% ⇅	ER ⇅	BV
Berger, D.	95.2	0.00	-0.36	$4.54
Oosthuizen, L.	100.0	0.00	-0.32	$3.94
Im, S.	85.7	0.00	-0.29	$3.65
Niemann, J.	100.0	0.00	-0.29	$3.63

Target Audience

Fantasy Sports
Gamers

Our Beta Test Was

Survey of beta test users c

total testers which ended in

66% of testers said they wo

own money & 82% wanted

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Lean Start-up Bu

Budget Area

Launch of NFL, PGA & NBA markets

Technology development and testing features

Prepare for 2023 launch of soccer &

Infrastructure and legal fees

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Legal, Regulatory

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Team Bios

Ken Pendleton – Co-Founder, Chief Exec[utive]

- Consults for London-based Football Marketing & Ma[...]
- Taught highly successful courses on sports and cult[...]
- Spent the better part of his life acquiring an encyclop[...]
- Ph.D. in philosophy, having written his dissertation in[...]
- Taught ethics, rhetoric, and critical thinking at Orego[...]

Steve Hubbard – Co-Founder, Chief Fina[ncial]

- 30+ years experience in finance, investment banking[...]
- CEO and CFO at several start-up and publicly traded[...]
- Hubbard's market and trading knowledge reshaped[...]

Joe Fugarino – Co-Founder, Chief Marke[ting]

Advisors

Chuck Baker – Legal & Financial

- Mergers and acquisitions, private equity, corporate finance and re[...] with a core focus in the sports, media and consumer sectors
- Represented buyers and sellers of sports franchises in the NFL, N[...] MLB, MLS, and many of the European football leagues
- Developed specific experience representing investment banks an[...] firms on corporate finance advisory matters
- Mr. Baker assists Trading Players in navigating the legal and polit[...] associated with business development and financial strategy. He [...] figure in facilitating major level funding opportunities during the co[...] stages of maturity.

Rick Parry – League Interface

- Former CEO of the Liverpool Football Club and the first Chief Exec[...] England's Premier League



Sources

i. https://thefsga.org/records-broken-in-legal-sp...

ii. chrome-extension://efaidnbmnnnibpcajpcglcl...
476_dbfi.pdf

iii. https://www.globenewswire.com/news-release...
COVID-19-Impact-and-Forecasts-2022-2027.h...

iv. https://sportshandle.com/fsga-study-fantasy-s...
results/#:~:text=This%20is%20an%20increase...

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Investment Risk

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a high tolerance for risk and a low ne
bear the risk of losing your entire inve
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willingness to accept the risks (incluc
investment and the risks of lack of
investments. There will be no publi

Ri

Company Risk

The company's industry is highly competitive, an
businesses in its industry. The company is subj
value and the value of the company securities, po

- Rapidly changing consumer preferences and
- Inability to expand and maintain market accep
- Inability to gain access to international market
- Inability to achieve management's projections
growth based on past or current trends, or to

Ri

<u>Company Risk (cont'd)</u>

- Inability to adequately secure and protect inte
- Potential claims and litigation against the con
  alleged violations of law,
- Difficulties in complying with applicable laws
  company becomes subject to claims and litig
- Changes in laws and regulations materially a
- Liability risks and labor costs and requiremen
- Dependence on and inability to hire or retain
- Ongoing need for substantial additional capit

EXHIBIT F

Certificate of Amendment to the Certificate of Incorporation

**SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TRADING PLAYERS, INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Trading Players, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is Trading Players, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 28, 2015 under the name Trading Players, Inc.

2.   That the Board of Directors has duly adopted resolutions proposing to amend and restate the Amended Certificate of Incorporation of this corporation, declaring said Second Amendment and Restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Trading Players, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3411 Silverside Road, in the City of Wilmington, County of New Castle, 19810. The name of its registered agent at such address is The Danneman Firm, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 2,500,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the **Common Stock** are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>. The holders of the **Common Stock** are entitled to one vote for each share of **Common Stock** held at all meetings of stockholders (and written actions in lieu of meetings); <u>provided</u>, <u>however</u>, that, except as otherwise required by law, holders of **Common Stock**, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of **Preferred Stock** that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1,250,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" and 1,250,000 shares of authorized and unissued Preferred Stock of the Corporation are hereby designated "Series Seed-1 Preferred Stock," of which holders of Series Seed-1 Preferred Stock are granted equal rights and preferences to those holders of Series Seed Preferred Stock with respect to the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. <u>Dividends.</u> Holders of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** are entitled to receive dividends pari passu with holders of Common Stock, as such may be declared from time to time by the board of directors out of legally available funds.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Preferential Payments to Holders of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock**</u>. In the event of a Liquidation Event or the Company's winding up or dissolution, holders of **Series Seed Preferred stock and Series Seed-1 Preferred Stock** will be entitled to receive the greater of (i) the original issue price plus any dividends declared but unpaid, or (2) such amounts as they would have received had all shares of converted stock been converted to **Common Stock**.

2.2 <u>Deemed Liquidation Events</u>.

2.2.1   Definition.   Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

3.   Voting.

3.1   General.   On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), and except as otherwise agreed by an applicable holder of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock,** each holder of outstanding shares of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

3.2   Series Seed Preferred Stock Protective Provisions.   At any time when at least 500,000 shares of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock**, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

        3.2.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

        3.2.2   amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

        3.2.3   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

      4.   Optional Conversion. The holders of the **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** shall have conversion rights as follows (the "**Conversion Rights**"):

      4.1   Right to Convert. Each share of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one share of **Common Stock** (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

      4.2   Reservation of Shares. The Corporation shall at all times when the **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the **Series Seed Preferred Stock and Series Seed-1 Preferred Stock**, such number of its duly authorized shares of **Common Stock** as shall from time to time be sufficient to effect the conversion of all outstanding **Series Seed Preferred Stock and Series Seed-1 Preferred Stock**; and if at any time the number of authorized but unissued shares of **Common Stock** shall not be sufficient to effect the conversion of all then outstanding shares of the **Series Seed Preferred Stock and Series Seed-1 Preferred Stock**, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of **Common Stock** to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

      5.   Redemption of Repurchase. The Corporation shall have no right to redeem or re-purchase **Series Seed Preferred Stock and Series Seed-1 Preferred Stock.**

6. Converted Shares. Any shares of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** that are Converted by a Stockholder to **Common Shares** shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** following conversion.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** by the affirmative written consent or vote of the holders of at least a majority of the shares of **Series Seed Preferred Stock and Series Seed-1 Preferred Stock** then outstanding.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on MONTH ___, 2022.

By:_____
    Name:
    Title:

EXHIBIT G

Irrevocable Proxy

IRREVOCABLE PROXY TO VOTE STOCK

OF

**TRADING
PLAYERS, INC.**

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of Trading Players, Inc., a Delaware corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints MicroVenture Marketplace, Inc. (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares of Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Preferred Stock Subscription Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of the Company, and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder, and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of the Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____